Filed by Xilinx, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Xilinx, Inc.

Commission File No.: 000-18548

The following is a transcript of a townhall meeting for Xilinx, Inc. employees, led by the CEO of Xilinx, Inc., held on the night of October 27, 2020.

Good morning and good evening, everyone. Thanks for joining me and the staff on the announcement of today, which really, truly is a very immense announcement. And we have a lot to get into, and I really want to maximize the time to allow you to ask questions. Because, of course, I know that throughout the day, it's probably been, you know, quite an overwhelming experience to hear this announcement. So let's get into it.

Next slide. So again, this really is a historic day, and as my email expressed, that I know this is…probably brings on really, really mixed emotions. What I ask you to do is hear everything out, and I'm gonna commit to you that, not only in this session today, but, you know, going forward over the next several days, weeks, even months, that we will be communicating very transparently and openly, as much as we can. But, you know, I want to make sure that people do understand briefly, in terms of the highlights of the transaction overview, how I see this as really, truly, the best opportunity for us moving forward, a little bit on the integration next steps. And then as I said, we'll turn it over to the AMA.

So next slide. So as you heard today, it was announced that AMD will be acquiring Xilinx and, you know, together, we form the industry’s high performance computing leader. And really, if you look at it on so many kind of metrics in terms of the comprehensive and complete product portfolio that we offer for multiple markets, the fact that we have a company that is at, you know, incredible scale, that has diversification and has a very high growth rate, that's truly unique in the industry. You know, we’re really two very complementary businesses, in terms of not only the markets and the products and technology that we offer, but at the same time, there's an area of commonality in terms of markets, certainly, in the data center. That's really a strategic growth driver, both for us and for AMD.

But if you go down to the next level, there's incredible amounts of other kinds of synergies in terms of the technologies that we work at, we're both at TSMC, we're both using very advanced technologies, there's all kinds of IP, both in terms of the kinds of, you know, things like, you know, [inaudible 00:02:38], high-speed [inaudible 00:02:39], memory controllers, advanced packaging and integration, 2.5D and 3D integration, software, a number of things below that. But I think it's really unique that we have both complementariness and also a very common area of strategic value, not only in terms of market, but again, these technologies and product capabilities.

And, you know, we've been, you know, one of the premier companies in terms of the gross margins that we have and the operating margin in the business. They’re absolutely, you know, the tops in terms of growth rate. You know, really, it's them and Nvidia in terms of the fastest growing companies as well as at a pretty high scale. So I think, you know, the combination of that is really impressive again, and we help drive their margin, which they plan to expand over a period of time, but we greatly accelerate that with the combination. And then in terms of the transaction itself, it's immediately accretive.

Next slide. Slide transitions are kind of slow. Before I go any further, again, I started out right at the top and said, look, I know that we all love Xilinx. Right? I mean, I think that's no question. That's thanks to everyone on this call, people that have also come before us in terms of 36 years of, really, a seminal company in the semiconductor industry. And I want to thank you, I mean, as you can see, you know, thank you for everything that you've done in terms of execution or strategy, the relationships you've built, the fact that, you know, the character of the company in terms of us really, really living our values of excellence, teamwork, and collaboration.

Throughout all kinds of adversity that you've all faced and we've all faced in terms of the pandemic, in terms of trade wars, in terms of all kinds of things that we've gone through together through the years, I think, really, it's truly inspiring what you've all done in terms of being there for each other, delivering for our customers, and really being committed to the mission that we have, which is, you know, building the adaptable intelligent world, but, you know, truly, again, I think the essence of that is really about making people's lives better. And I think that that's something that you often hear from companies and sometimes give the, you know, kind of a throwaway marketing pitch. I know that at Xilinx, we truly believe in that and I truly believe that is true.

So I just want to start with thank you and just, you know, acknowledge the fact that it's really natural, that in a sense that, you know, we feel a bit of a sense of loss because of the fact that we care so much about the company and each other. So I do want to start out with that thank you.

But, you know, I think when we, when we look at the bigger picture, if you go to the next slide. You know, I do think, and I hope that after we have many more conversations together, you'll understand that, you know, really, there is a lot of shared view on the vision of the future of computing and how, you know, that really does touch people's lives. So, AMD and Lisa and her team look at that as delivering that…how to improve people's lives through high performance computing.

And by the way, you know, I know, for many of you, when you hear that, you think, “Oh, this is just really the high end.” And I want you to know, they do laptops and inventive products as well. So, you know, you should really think about it as the best capability at any given performance, price, and power point. So it's not necessarily, this is all about, say, you know, high performance computing, right. It really is about, at any given, you know, operating point, how you deliver the most capability.

By the way, these slides that you're going to see, some of the subset here is exactly from the deck that we went together with the announcement for investors and shareholders and so forth. So, you know, I'm just leveraging the slide. And you can see that they're showing Marcus that they're really strong and as well as Marcus saying we're really strong, and this is absolutely about one plus one is way more than two, right? And I think you could see what they show, in terms of the market places, and in terms of also showing, you know, their mission and our mission together on the same page.

And I really think that there's a tremendous opportunity for them to help drive our strategic initiative in the data center, but also for us to pull through some of their products and technology where they acknowledge that we're clearly the leader and we have much more expertise in customer relationships and just a legacy of, you know, delivering for customers in things like communications in areas like automotive. And also, both of us have approached, I'd say, other kinds of client and edge devices, everything from…that they have, but also some of the consumer products, AVB and so forth.

If we go to the next slide, for some reason, you know, very slow slide transitions. And, you know, one of this is the value of being together is the incredible product portfolio that we have together. You know, obviously we invented the FPGA and we've been moving on this path of the, say, first generation, second generation, and what we now are talking about the umbrella of adaptive SOCs with the pinnacle being, you know, Versal ACAP. You know, they've also been on this progression of delivering the industry leading CPUs and GPUs. Their Ryzen product is a product that they have in the PC and client areas, both laptops and desktops, Radeon graphics processors including, you know, for gaming, but also in data centers, they have Radeon Instinct. And then their server-class CPU is the EPYC product line.

If you look at all these products and you overlay our products, which, of course, you all know, you can see just a comprehensive and really the strongest portfolio, I'd say, in the industry, covering multiple market spaces and it's really a very compelling product offering. And so that's one aspect of it.

If you go to the next slide. You've heard us talking just to refresh your memory, like they use the term TAM, we talk about SAM. So just for the purposes of this, just think about it as SAM and TAM are equivalent in this case. You know, we bring to the table 30 billion in SAM or TAM. They had about 80 billion across their markets, and you can see from the data center and the PC and and gaming, and they have some also embedded, but together that adds up to $110 billion. That is a tremendous market opportunity. And, you know, while we were making good inroads as independent companies, I think together, there's no question that our ability to capture more of this hundred-billion-dollar TAM is greatly increased, right.

And so not only are they comprehensive product offering that I shared just a moment ago in today's product roadmap, but I think down the road, when you think, you know, three-plus years out in the future, when we can do more together, even at the silicon level, I think much sooner, we could do things in the software and IP and go to market and so forth. It really is an enormous opportunity. Very few companies can really approach this, kind of, opportunity in market space.

If you go to the next slide. And before I go this, I just want to summarize that if you look at it, the combined entity is really a unique company in the terms of $110 billion of market opportunity, right? A company that's going to be a market cap of around 130 billion in terms of enterprise value, you know, a company that has over 12 billion in revenue. If you look at the pace they're on for calendar 2020, which is also their fiscal year, and if you look at the pace that we're on, actually closer to nearly 13 billion in revenue and, you know, huge cash generation, very solid, low leveraged. It's really a compelling entity in servicing all those markets. And this is…just shows you some of the details of that transaction, which I'm sure many of you have looked at. I'm not going to go through all of it, but I know there was a lot of questions around the stock. So this is an all-stock deal. Gives us an enterprise value of 35 billion. The exchange ratio, which is how we'll convert from our shares to an AMD share is 1.7234. And, you know, the ownership you can see.

And, you know, look, this is really a testament to the accomplishments that you and even those that came before us and the tremendous value that we have built over the years to be valued at this amount. You know, look, I think, you know, one thing a lot of people are asking, I know there's a lot of trending questions about this. Typical all-stock transitions, the premium, if you will, from the unaffected stock price is typically around 20%. So, you know, the premium that we have is in the high 30s to even 40, depending upon, you know, the actual price of AMD shares, because it's an exchange ratio, shows you that we have a really fulsome and meaningful premium compared to what's typical. And I think that's a reflection of the great value that everybody's created over the years and the fact that AMD truly values Xilinx as a unique asset in the industry and the unique capabilities that we have, and as a team, right. You've heard Lisa talk about this, if you listened to the earnings call. You know, she thinks that, you know, this is a world-class team. You know, the capabilities we have, the technologies, the markets that we participate in, and really been in leaders in for a very long time. And that's why they are, and their board, is comfortable paying a much larger premium than typical for these transactions. And I think that's an important thing to think about.

I'm not going to go through all the details here, but, you know, obviously Lisa is a CEO and, you know, as you know, I truly believe this is the best path forward. And so I'm personally all in on this and, you know, I'm going to continue to be with the combination as president, driving the Xilinx businesses, as well as other strategic initiatives. And there will be at least two board members from Xilinx that joins the AMD board, and our expectations that we'll close it by the end of next calendar year.

Okay. So next slide. So next steps. These are pretty high level. Really what's really important is that everybody understand, I know this is difficult. But I think it is important for us to understand that, you know, in the near term, really nothing changes, right? We are still separate independent businesses and we absolutely most function as such. In fact, that is a regulatory requirement. But it's just the right thing to do, regardless of that. So all the priorities, everything you need to do today is the same that everything we needed to do yesterday or the day before.

You know, there will be an integration team that we set up together and we'll start doing some of the integration planning. And so if you are asked to participate in that, then obviously, you're going to contribute to that. But the vast majority of people, you know, the key thing is keep doing what you're doing. We have to keep doing that. And, you know, it's just the right thing to do, and there's really not any need to think that you need to do anything differently, again, unless you're asked to participate in that.

And by the way, so you know that, you know, the way this works is that we can do planning, but we really cannot do anything. By regulation, we're not allowed to actually act on any of those plans. Butwe work on that and as we go through that process, we'll continue to share some of the planning around that. So, you know, we are going to be moving, I guess what I would say as both expeditiously as we can, but be very thoughtful and deliberate. So, you know, obviously we have many months to work through this, given that our expectations in terms of close is probably the end of next calendar year. I mean, it's certainly possible that it could close quicker. I think the real issue is that, you know, in terms of regulatory approval, we have to be approved in multiple geographic regions. And generally, China is generally the area where it takes the longest in the long [inaudible 00:15:54], but there really is the general feeling that, barring that, that we're going to move fairly quickly through that.

Now, again, you know, unless you're specifically asked to do something, to contribute to that or anything else that might change, keep doing what you're doing. That's really important that we stay focused and deliver for our customers and deliver for the business. And again, we're independent companies until we really get to close.

So with that, next slide. So as I said, I really want to maximize the time to have you ask any questions. But let me just hit one thing that I already know that is top of mind for everybody. So I may as well just deal with that right up front. Just like, I think, we kind of talked about in the last AMA in terms of, you know, things that are really clearly on everyone's mind. When these things happen, of course, everybody wonders about, you know, are there going to be layoffs? I know everybody heard the message that, you know, we see, you know, $300 million in cost synergies. So I know that people didn't necessarily hear some of the other follow on to that statement. So I just wanted to clarify that right up front.

So, you know, a really good portion of that, the expectation is, and Lisa and I had discussed this, is really going to come from savings from costs of goods sold. And what does that mean, in plain spoken language is that, you know, we really share a lot of the same supply chain and suppliers and infrastructure. So we're both, you know, at TSMC. We have pretty significant business with them, but they obviously have much more significant business in terms of the wafers they buy. It turns out, we actually share a lot of the same OSATs. You know, so if you just go down the supply chain, the EDA suppliers, all, you know, throughout the area, we have, really, a lot of commonality, and being a much more scale business, you know, we look to be able to get some more favorable pricing from a lot of our suppliers. And so that's where a lot of those costs would come from.

I think also just from the scale of the operations and some of the other efficiencies that we can get. So in other words, the bottom line is, you know, at least half, if not potentially more than half, will be coming from savings that are not about, you know, potential redundant positions.

So, when you look at the remaining that…ultimately, there will be some positions that are redundant. Just so you know, they're growing so rapidly. In about the last year or so, they hired about 2000 people, right? These are growing companies. There's a hugely growing company and, you know, we also have…we're still hiring as well, not quite to that extent, of course. But, you know, really, I think there's going to be a lot of positions, you know, not only in R&D. I think Lisa's talked about how…13,000 R&D people between the two companies, but their company is much larger than that, but we really need a lot of people in all those functions to keep that kind of growth rate going.

So I think compared to most acquisitions and things of this kind of magnitude, the scale in terms of impacted positions are going to be much more reduced. And, in fact, you know, what I would expect is it really won't even be to the extent that we unfortunately had to do at the beginning of this calendar year, because of the whole trade situation. You know, I don't even expect it's going to be quite to that level. So I just wanted to put that out there, since I know that's on everyone's mind and it's understandable.

And I would also say that, of course, we'll do right by the number of people that unfortunately will not be part of the go forward, you know, with a really solid severance plan and so forth. But for the vast majority of people, I think there will be positions. And not only that, but, you know, when I talk about this is, you know, I'm going to be president of the combined company, running the Xilinx businesses. And just to be clear, that means, you know, the business units that we have today, I'll be responsible for. And the first order of magnitude is that, you know, we're going to leave those as they are. We're not going to be changing all of that up.

Lisa and I talked about the fact that one of the overarching principles, as we integrate, is first do no harm whatsoever. Meaning that, you know, they're really executing on all cylinders. We're executing very, very well, considering the headwinds we've been thrown. And it's really important that we keep both businesses, you know, executing flawlessly. So we're not gonna do anything that jeopardizes that. You know, after observing that cardinal rule, if you will, then yes, we will want to do integrations so that we could start becoming one unified team. But again, we're going to make sure that we don't impact the business. And what that means is that we may consciously actually move slower on some of the integration, or we can move more quickly such that we can get to more common and best practices, and we can learn from each other and also be able to have resources that could move across what are currently separate, you know, companies, that we're able to do that.

Yeah. So thanks everybody. And stay tuned. We'll have much more communication. And thanks for joining in the call. Bye now.

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Important Information about the Merger and Where to Find It

In connection with the proposed transaction, Advanced Micro Devices, Inc. (“AMD”) intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Xilinx, Inc. (“Xilinx”) and AMD and that will constitute a prospectus with respect to shares of AMD’s common stock to be issued in the proposed transaction (“Joint Proxy Statement/Prospectus”). Each of Xilinx and AMD may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Xilinx or AMD may file with the SEC. INVESTORS, XILINX STOCKHOLDERS AND AMD STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors, Xilinx stockholders and AMD stockholders will also be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents containing important information about Xilinx, AMD and the proposed transaction that are or will be filed with the SEC by Xilinx or AMD through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by AMD will also be available free of charge on AMD’s website at ir.AMD.com or by contacting AMD’s Corporate Secretary by email at Corporate.Secretary@AMD.com. Copies of the documents filed with the SEC by Xilinx will also be available free of charge or by contacting Xilinx’s investor relations department at the following:

Xilinx, Inc.

2100 Logic Drive

San Jose, California 95124

Attention: Investor Relations

(408) 559-7778

ir@xilinx.com

www.investor.xilinx.com

Participants in the Solicitation

Xilinx or AMD and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Xilinx’s directors and executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, is contained in Xilinx’s proxy statement for its 2020 annual meeting of stockholders which was filed with the SEC on June 19, 2020. Information regarding AMD’s directors and executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, is contained in AMD’s proxy statement for its 2020 annual meeting of stockholders which was filed with the SEC on March 26, 2020. Additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the proposed transaction, including the interests of Xilinx and AMD directors and executive officers in the transaction, which may be different than those of Xilinx and AMD stockholders generally, will be contained in the Joint Proxy Statement/Prospectus and any other relevant documents that are or will be filed with the SEC relating to the transaction. You may obtain free copies of these documents using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Xilinx’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Xilinx and AMD, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Xilinx’s and AMD’s businesses and other conditions to the completion of the transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Xilinx and AMD; (iii) the impact of the COVID-19 pandemic on Xilinx’s business and general economic conditions; (iv) Xilinx’s ability to implement its business strategy; (v) pricing trends, including Xilinx’s and AMD’s ability to achieve economies of scale; (vi) potential litigation relating to the proposed transaction that could be instituted against Xilinx, AMD or their respective directors; (vii) the risk that disruptions from the proposed transaction will harm Xilinx’s or AMD’s business, including current plans and operations; (viii) the ability of Xilinx or AMD to retain and hire key personnel; (ix) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (x) uncertainty as to the long-term value of AMD common stock; (xi) legislative, regulatory and economic developments affecting Xilinx’s and AMD’s businesses; (xii) general economic and market developments and conditions; (xiii) the evolving legal, regulatory and tax regimes under which Xilinx and AMD operate; (xiv) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Xilinx’s and/or AMD’s financial performance; (xv) restrictions during the pendency of the proposed transaction that may impact Xilinx’s or AMD’s ability to pursue certain business opportunities or strategic transactions; (xvi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Xilinx’s and AMD’s response to any of the aforementioned factors; (xvii) geopolitical conditions, including trade and national security policies and export controls and executive orders relating thereto; (xviii) Xilinx’s ability to provide a safe working environment for members during the COVID-19 pandemic; and (xix) failure to receive the approval of the stockholders of AMD and/or Xilinx. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the U.S. Securities and Exchange Commission in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the joint proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Xilinx’s or AMD’s consolidated financial condition, results of operations, or liquidity. Neither Xilinx nor AMD assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.